SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K/A

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

THROUGH JUNE 23, 2006

(Commission File No. 1-15256)

BRASIL TELECOM S.A.
(Exact name of Registrant as specified in its Charter)

BRAZIL TELECOM COMPANY
(Translation of Registrant's name into English)

SIA Sul, Área de Serviços Públicos, Lote D, Bloco B
Brasília, D.F., 71.215-000
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

CORPORATE EVENTS AGENDA

Name	Brasil Telecom S.A.
Headquarters Address	SIA/Sul – ASP – Lote D, Bloco B – Brasília, DF, Brazil
Website	www.brasiltelecom.com.br
Investor Relations Officer	Name: Charles Laganá Putz E-mail: ri@brasiltelecom.com.br Phone #: (55 61) 3415-1140 Fax #: (55 61) 3415-1315
Newspapers for Company Releases	Valor Econômico (edição nacional) Jornal de Brasília (Brasília) Diário Oficial da União

Annual Financial Statements, including MD&A, relative to December 31, 2005.
EVENT	DATE
Available to shareholders	03/29/2006
Publishing in newspapers	03/29/2006
Filing with Bovespa	03/29/2006

Annual Financial Statements to CVM – DFP, relative to December 31, 2005.
EVENT	DATE
Filing with Bovespa	03/29/2006

Dividends and Interest on Shareholders' Equity, relative to December 31, 2005.
Type	Event – Date	Amount (R$ million)	R$/1,000 shares (Gross)		Date of Payment
			Common	Preferred
Interest on Shareholders' Equity	Board of Directors' Meeting - 03/29/2005	240.1	0.443300632	0.443300632	05/16/2005
Interest on Shareholders' Equity	Board of Directors' Meeting - 12/01/2005	386.4	0.713416761	0.713416761	01/13/2006

Annual Information to CVM – IAN, relative to December 31, 2005.
EVENT	DATE
Filing with Bovespa	05/26/2006

Quarterly Information to CVM - ITR
EVENT	DATE
Filing with Bovespa
First quarter 2006	05/15/2006
Second quarter 2006	08/14/2006
Third quarter 2006	11/14/2006

General Shareholders' Meeting
EVENT	DATE
Publishing of Summons Notice	March 29, 30 and 31, 2006
Filing of Summons Notice with Bovespa	03/28/2006
General Shareholders' Meeting	04/28/2006
Filing of the minutes with Bovespa	04/28/2006

Extraordinary Shareholders' Meetings already scheduled
EVENT	DATE
Publishing of Summons Notice Publishing of Summons Notice	December 12, 13 and 14, 2005 March 29, 30 and 31, 2006
Filing of Summons Notice with Bovespa	12/09/2005 03/28/2006
Extraordinary Shareholders' Meeting	01/12/2006 04/28/2006
Filing of the main deliberations with Bovespa	01/12/2006 04/28/2006

Public Meeting with Analysts
EVENT	DATE
APIMEC - SP	07/27/2006

Board of Directors’ Meetings already scheduled
EVENT	DATE

Date of the meeting

Subjects:

  To take a position regarding the Company’s Management Report,Management’s Accounts and the Financial Statements associated to the fiscal year that ended on December 31, 2005;
  To approve the Senior Management’s proposal to increase the authorized capital;
  Elect the effective and alternate members of the Board of Directors due to the vacancy of the aforementioned positions, to complete the mandates;
  To make a resolution regarding the summons of BT’s Ordinary General Shareholders’ Meeting and Extraordinary General Shareholders’ Meeting;
  Approve pledge agreement to be celebrated among Brasil Telecom Participações S.A. and the Company;
  To take a position regarding the Destination of the Company’s Net income and the Payment of Dividends associated to the fiscal year that ended on December 31, 2005.

03/27/2006
Date of the meeting Subjects: To approve the Senior Management’s proposal to increase the authorized capital;	04/28/2006
Filing of the minutes with Bovespa Filing of the minutes with Bovespa	03/28/2006 04/28/2006

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 23, 2006

BRASIL TELECOM S.A.

By:	/S/ Charles Laganá Putz
Name: Charles Laganá Putz Title: Chief Financial Officer